UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 89934 / September 21, 2020

ADMINISTRATIVE PROCEEDING
File No. 3-19387

In the Matter of **A La Carte Charts Corp.,** **Iron Sands Corp., and** **TOPAW, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO TOPAW, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by TOPAW, Inc. ("TOPAW" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 28, 2019 pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to TOPAW, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   TOPAW, Inc. ("TOPAW") (CIK No. 1317456) is a void Delaware corporation located in Baltimore, Maryland with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TOPAW is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10SB-12G on December 5, 2006, which reported a net loss of $5,000 for the period from inception on February 7, 2006 through September 30, 2006. As of July 18, 2019, the common stock of TOPAW was not publicly quoted or traded.

2.   TOPAW has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2017.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of September 22, 2020.

For the Commission, by its Secretary, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.